December 15, 2021

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Reserve Investment Funds, Inc. (“Registrant”)

 on behalf of the following series:

  T. Rowe Price Transition Fund (the “Transition Fund”)

 File No.: 811-08279

Dear Mr. Sutcliffe:

The following is in response to your comments provided on December 13, 2021, regarding the update to the Transition Fund’s registration statement on Form N-1A, which was filed as a POS AMI filing on October 29, 2021.

Comment:

Please confirm that the Transition Fund continues to operate in accordance with the representations made in the March 17, 2021 letter to the Commission.

Response:

We confirm that the Transition Fund continues to operate in accordance with the representations made in the March 17, 2021 letter to the Commission.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646 or, in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.